ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirty-nine weeks ended
February 24, 2013
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$870.3
Add (deduct):
Fixed charges	219.3
Distributed income of equity method investees	20.6
Capitalized interest	(4.5)
Earnings available for fixed charges (a)	$1,105.7

Fixed charges:
Interest expense	$175.7
Capitalized interest	4.5
One third of rental expense (1)	39.1
Total fixed charges (b)	$219.3

Ratio of earnings to fixed charges (a/b)	5.0

(1) Considered to be representative of interest factor in rental expense.